Exhibit 99.9

For Immediate Release	February 24, 2020

THE VALENS COMPANY REPORTS RECORD FINANCIAL PERFORMANCE IN THE FOURTH QUARTER AND FISCAL YEAR ENDED NOVEMBER 30, 2019 WITH Q4 ADJUSTED EBITDA(1) OF $17.7 MILLION

Kelowna, B.C., February 24, 2020 – Valens GroWorks Corp. (TSXV: VLNS) (OTCQX: VLNCF) (the “Company”, “Valens” or “The Valens Company”), a global leader in the end-to-end development and manufacturing of innovative, cannabinoid-based products, is pleased to report its financial results for its fourth quarter and fiscal year ended November 30, 2019.

Key Financial Highlights of the Fourth Quarter and Fiscal Year 2019

•	Revenue increased to $58.1 million for the fiscal year 2019. For the fourth quarter of 2019 revenue increased to $30.6 million, an 86.0% increase over the third quarter and above the high-end of the guidance range announced on December 16, 2019.
•	Revenue of $1.25 per gram of input in the fourth quarter of 2019, compared to $0.61 per gram of input in the third quarter of 2019.
•	Gross profit increased to $41.4 million, or 71.2% of revenue for the fiscal year 2019. For the fourth quarter of 2019, gross profit increased to $22.6 million, or 73.8% of revenue, compared to $12.8 million, or 77.8% of revenue for the third quarter of 2019.
•	Adjusted EBITDA(1) was $27.4 million for the fiscal year 2019. For the fourth quarter of 2019, adjusted EBITDA was $17.7 million, or 57.7% of revenue, compared to adjusted EBITDA of $9.8 million, or 59.4% of revenue, in the third quarter.
•	Strong balance sheet with $58.7 million in cash and short-term investments and a net working capital position of $88.2 million as at November 30, 2019.

“In Fiscal 2019 we added significant scale to our operations and became the largest white label product development, manufacturing and third-party extraction company in Canada,” said Tyler Robson, CEO of Valens. “Our multi-year extraction contracts with industry leading players positioned us as the partner of choice in the industry and drove significant revenue, gross profit and adjusted EBITDA growth. In the second half of 2019, we broadened our offering to include white label product development and we now produce a broad portfolio of safe, consistent and innovative products to help our partners build brands and differentiate themselves in the market. These white label product development initiatives contributed to record revenues in the fourth quarter of 2019 as new and existing customers pushed to roll out Cannabis 2.0 oil-based products into the market. Our margins in the fourth quarter also remained strong and were only slightly lower than our Q3 results. However, we do expect this type of margin contraction to continue in the coming quarters as we build out our infrastructure and execute on our strategic shift towards becoming a next generation product company which offers increased opportunity and greater EBITDA per input gram but a more conservative margin profile. This strategic shift is now well underway and our white label contracts now outnumber our extraction contracts, and include top-tier names such as BRNT, Shoppers Drug Mart and Iconic Brewing.”

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052

www. thevalenscompany.com

Key Operating Highlights of the Fourth Quarter and Fiscal Year 2019

•	61,394 kilograms of dried cannabis and hemp biomass was processed in fiscal 2019, of which 24,426 kilograms of dried cannabis and hemp biomass was processed in the fourth quarter of 2019. During the second half of 2019, Valens worked with a number of its clients to process white label products in preparation for the launch of edibles and concentrates for Cannabis 2.0. As a result, revenue-per-gram of input increased to $1.25/gram in the fourth quarter of 2019, compared to $0.61/gram in the third quarter of 2019. Revenue- per-gram is expected to increase throughout 2020 as product development contracts continue to grow in number, and revenue from extraction contracts contributes to a lesser proportion of total revenue.
•	Subsequent to the year end, the Company began formulating and manufacturing 19 SKUs across 3 different product lines and expects this to grow rapidly throughout 2020 to meet demand from its customers for Cannabis 2.0 products, including vape pens, edibles, concentrates, cannabis-infused beverages, topicals, tinctures, and capsules.
•	In the fourth quarter, Valens signed a multi-year white label agreement with BRNT Ltd, a leading, premium, cannabis ancillary company, to launch a line of unique cannabis vape pens in Canada. Under the terms of the agreement, Valens will provide high-quality cannabis extracts, filling services and national distribution of a line of custom-formulated BRNT-branded vape pens.
•	In the fourth quarter, Valens acquired Pommies Cider Co., a leading Ontario-based beverage company and mature micro-processing license applicant for total consideration of C$7.6 million, subject to achieving certain milestones. The acquisition accelerates Valens’ commercial-scale entry into the high-growth beverages and edibles market in Canada.
•	In the fourth quarter, the Company signed an agreement to become the first third party processor to supply Medical Cannabis by Shoppers, the online medical cannabis eCommerce site of Shoppers Drug Mart with cannabis oil products.
•	In the fourth quarter, the Company signed its first beverage agreement with Iconic Brewing to manufacture 2.5 million cannabis beverages over the term of the 5-year agreement. The Company continues to be engaged in active discussions with additional partners to provide extraction services and expand our existing relationships to add further value-added product development and white label services.
•	Subsequent to the year end, the Company entered an amended manufacturing and sales licence agreement with SōRSE Technology Corporation (“SōRSE”) which grants Valens an exclusive licence to use the proprietary SōRSE emulsion technology to produce, market, package, sell and distribute cannabis infused products in Canada, the United Kingdom, Europe, Australia and Mexico.
•	Subsequent to the year end, the Company also announced receipt of its first international purchase orders of white label products to customers in Australia. Based on the purchase orders received, the initial shipments will consist of three SKUs of tinctures, totaling over 3,000 units, and are expected to be shipped in Q2, pending receipt of necessary import and export permits.

Jeff Fallows, President of Valens, said, “As expected, our shift to smaller processing lots to facilitate a broad entry of Cannabis 2.0 products by our customers resulted in stable processing volumes in the quarter and a corresponding increase in our revenue per gram of input. The rapid growth we experienced in the fourth quarter resulted in an increase in our receivables and as at November 30, 2019 we had $34.4 million of trade receivables outstanding. However, despite operating with an elevated working capital position for a brief period of time, the Company has subsequently collected or has trade payables outstanding with the same customers representing 81% of the trade receivables balance. In short, we continue to enjoy a strong working relationship with our customers and the strength of our balance sheet continues to provide us with the flexibility to drive growth both organically and through acquisitions in domestic and international markets. In February 2020, we achieved a milestone when we announced purchase orders for our first international shipments of white label products to customers in Australia. We are now at an inflection point and expect our operations to gain momentum as we execute on existing contracts and secure new ones at this pivotal time in the market’s evolution.”

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052

www. thevalenscompany.com

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The following table of financial highlights is presented in thousands of Canadian dollars, except per share and biomass extracted amounts.

	Three-months ended November 30, 2019; Q4 2019	Three-months ended August 31, 2019; Q3 2019	Three-months ended May 31, 2019; Q2 2019	Three-months ended February 28, 2019; Q1 2019
Revenue $	30,624	16,462	8,800	2,220
Gross Profit $	22,594	12,807	5,099	851
Gross Profit %	73.8%	77.8%	57.9%	38.3%
Adjusted EBITDA $ (1)	17,669	9,772	2,023	(2,028)
Adjusted EBITDA % (1)	57.7%	59.4%	23.0%	N/A
Net income (loss) $	4,466	5,893	(10,529)	(6,366)
Net income (loss) %	14.6%	35.8%	N/A	N/A
Basic / diluted income (loss) per share $	0.04	0.05	(0.10)	(0.07)
Cash and cash equivalents and short term investments $	58,701	69,233	65,522	20,552
Biomass extracted (Kilograms)	24,426	26,625	8,547	1,796

(1) Adjusted EBITDA is a non-GAAP measure used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines adjusted EBITDA as income (loss) and comprehensive income (loss) from operations, as reported, before interest, tax, depreciation and amortization, and adjusted for removing share-based payments, unrealized gains and losses from short term investments and other one-time and non-cash items including impairment losses. Management believes adjusted EBITDA is a useful financial metric to assess its operating performance on an adjusted basis as described above. See reconciliation of “Adjusted EBITDA (non-GAAP measure)” in the Company’s Management’s Discussion and Analysis for the period ended November 30, 2019 for additional information.

The management’s discussion and analysis for the period and the accompanying financial statements and notes are available under the Company’s profile on SEDAR at www.sedar.com.

Conference Call Details

The Company will host a conference call tomorrow, Tuesday, February 25, 2020, at 11:00 am Eastern Time / 8:00 am Pacific Time to discuss the financial results and business outlook.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052

www. thevalenscompany.com

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Participant Dial-In Numbers:

Toll-Free: 1-877-407-0792

Toll / International: 1-201-689-8263

*Participants should request The Valens Company Earnings Call or provide confirmation code 13698760

The call will be webcast on the Valens Investor page of the Company website at https://thevalenscompany.com/investors/ or at this link. Please visit the website at least 15 minutes prior to the call to register, download, and install any necessary audio software. A replay of the call will be available on the Valens Investor page approximately two hours after the conference call has ended.

Tyler Robson, Chief Executive Officer, Chris Buysen, Chief Financial Officer, Jeffrey Fallows, President, and Everett Knight, Executive Vice President of Corporate Development and Capital Markets, will be conducting a question and answer session following the prepared remarks.

About The Valens Company

The Valens Company is a global leader in the end-to-end development and manufacturing of innovative, cannabinoid-based products. The Company is focused on being the partner of choice for leading Canadian and international cannabis brands by providing best-in-class, proprietary services including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and white label product development and manufacturing. Valens is the largest third-party extraction company in Canada with an annual capacity of 425,000 kg of dried cannabis and hemp biomass at our purpose-built facility in Kelowna, British Columbia which is in the process of becoming European Union (EU) Good Manufacturing Practices (GMP) compliant. The Valens Company currently offers a wide range of product formats, including tinctures, two-piece caps, soft gels, oral sprays and vape pens as well as beverages, concentrates, topicals, edibles, injectables, natural health products and has a strong pipeline of next generation products in development for future release. Finally, the Company’s wholly-owned subsidiary Valens Labs is a Health Canada licensed ISO 17025 accredited cannabis testing lab providing sector-leading analytical services and has partnered with Thermo Fisher Scientific to develop a Centre of Excellence in Plant-Based Science. The Company expects to formally change its name in due course. For more information, please visit http://thevalenscompany.com. The Company's investor deck can be found specifically at http://thevalenscompany.com/investors/.

For further information, please contact:

Jeff Fallows President

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052

www. thevalenscompany.com

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Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

Notice regarding Forward Looking Statements

This news release contains certain "forward-looking statements" within the meaning of such statements under applicable securities law. Forward-looking statements are frequently characterized by words such as “anticipates”, "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed", “positioned” and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

The TSXV or other regulatory authority has not reviewed, approved or disapproved the contents of this press release. We seek Safe Harbour.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052

www. thevalenscompany.com

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